                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

[X]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934


For the year ended   DECEMBER 31, 2003

                                       OR

[ ]         TRANSITION REPORT PURSUANT TO 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from            to
                               ----------    ----------

Commission file number   333-98681




                        CONOCOPHILLIPS STORE SAVINGS PLAN
                            (Full title of the Plan)



                                 CONOCOPHILLIPS
                         (Name of issuer of securities)


600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                               77079
(Address of principal executive office)                    (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Store Savings Plan, filed as a part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23    Consent of Independent Registered Public Accounting Firm.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          CONOCOPHILLIPS
                                        STORE SAVINGS PLAN



                                          /s/ J. W. Sheets
                                    ----------------------------
                                              J. W. Sheets
                                    Plan Financial Administrator


June 28, 2004

INDEX TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
AND SCHEDULE                                                  STORE SAVINGS PLAN


                                                                            Page
Report of Independent Registered Public Accounting Firm ...................   3

Financial Statements

  Statement of Net Assets Available for Benefits
    at December 31, 2003 and 2002 .........................................   4

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2003 ..................................   5

  Notes to Financial Statements ...........................................   6


Supplemental Schedule*

  Schedule of Assets (Held at End of Year)
    as of December 31, 2003, Schedule H, Line 4i ..........................  13


Exhibit Index .............................................................  14


--------------------------------------------------------------------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Store Savings Plan Committee
ConocoPhillips Store Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Store Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Store Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                   /s/ ERNST & YOUNG LLP
                                   ERNST & YOUNG LLP

Houston, Texas
June 28, 2004

STATEMENT OF NET ASSETS                                           CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                        STORE SAVINGS PLAN


                                                            Thousands of Dollars
                                                            --------------------
At December 31                                               2003          2002
                                                            -------      -------
ASSETS
Investments
  Vanguard Funds:
     500 Index Fund                                         $   680           --
     Balanced Index Fund                                      5,038           --
     Extended Market Index Fund                                 734           --
     Growth Index Fund                                          151           --
     Prime Money Market Fund                                 14,718           --
     Total Bond Market Index Fund                               316           --
     Total International Stock Index Fund                     2,897           --
     Value Index Fund                                         5,720           --
  Plan Interest in Master Trusts
     ConocoPhillips Stock Fund                                2,140           --
     DuPont Stock Fund                                          121           --
     Stable Value Fund                                        1,732           --
     ConocoPhillips Common Stock                                 --        1,344
  Loans to Plan Participants                                  1,699        2,087
                                                            -------      -------
                                                             35,946        3,431
Cash                                                             --       27,245
Interest and Dividends Receivable                                --           31
                                                            -------      -------
Total Assets                                                 35,946       30,707
                                                            -------      -------

NET ASSETS AVAILABLE FOR BENEFITS                           $35,946       30,707
                                                            =======      =======

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                                       CONOCOPHILLIPS
ASSETS AVAILABLE FOR BENEFITS                                 STORE SAVINGS PLAN


                                                                       Thousands
Year Ended December 31, 2003                                          of Dollars
                                                                      ----------
ADDITIONS
Contributions
  Participants                                                        $    2,302
  Rollovers                                                                   69
                                                                      ----------
                                                                           2,371
                                                                      ----------

Investment Income
  Interest and dividend income                                               475
  Interest on participant loans                                              114
  Plan interest in Master Trusts
         Stable Value Fund                                                    20
         DuPont Stock Fund                                                    13
         ConocoPhillips Stock Fund                                           587
  Net appreciation in fair value
    of investments                                                         2,682
                                                                      ----------
                                                                           3,891
                                                                      ----------

Asset transfers in                                                         2,495
Other additions                                                               31
                                                                      ----------
                                                                           2,526
                                                                      ----------

Total                                                                      8,788
                                                                      ----------

DEDUCTIONS
Distributions to
  participants or their
  beneficiaries                                                            3,267
Asset transfers out                                                           19
Other deductions                                                             262
Administrative expenses                                                        1
                                                                      ----------

Total                                                                      3,549
                                                                      ----------

NET CHANGE                                                                 5,239

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                         30,707
                                                                      ----------

End of Year                                                           $   35,946
                                                                      ==========


See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN


NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Store Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. Effective January 1, 2003, the Plan sponsor, Tosco Corporation, was merged into the ConocoPhillips Company (formerly Phillips Petroleum Company), and the Plan was amended to change its name to the ConocoPhillips Store Savings Plan and ConocoPhillips Company (Sponsor) became the Plan sponsor. On October 3, 2003, the Thrift Plan for Retail Employees of Conoco Inc. merged into the Plan.

The Plan is a defined contribution, 401(k) profit sharing plan. In 2003, the Plan covered substantially all of the retail store and marketing job outlet employees on the payroll of Circle K Stores Inc. and Kayo Oil Company, who have reached the age of 18 and completed one continuous year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended by the Tax Reform Act of 1986 and subsequent legislation.

ADMINISTRATION

The Plan is administered by the ConocoPhillips Store Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of ConocoPhillips. The members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties.

TRUST AGREEMENTS

On January 1, 2003, ConocoPhillips entered into both a Trust Agreement and a Master Trust Agreement with Vanguard Fiduciary

Trust Company, as Trustee, both were superceded by a Trust Agreement and a Master Trust Agreement dated October 3, 2003. This Master Trust Agreement provides for the administration by the Trustee of the ConocoPhillips Stock Fund. The Trust Agreement provides for the administration of all other assets in the Trust Fund by the Trustee or any Successor Trustee. An additional Master Trust Agreement with the Trustee, effective October 3, 2003, provides for the administration by the Trustee of the DuPont Stock Fund. Effective October 3, 2003, pursuant to a Master Trust Agreement, the custodial trustee for the Stable Value Fund is State Street Bank and Trust Company.

EXPANDED INVESTMENT FUND OPTIONS

The Plan currently includes 11 investment funds, including the Stable Value Fund and the DuPont Stock Fund; however, the DuPont Stock Fund is closed to new investment elections.

CONTRIBUTIONS

In 2003, participants could contribute between 1 and 30 percent of their eligible compensation (up to $200,000) to the Plan. The maximum participant contribution percentage was previously 20 percent. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

A new Plan provision for 2003 allows participants who reach age 50 or over in 2003 to make catch-up contributions of up to $2,000 to the Plan. This additional amount will increase by $1,000 per year through 2006. An annual election is required to make catch-up deposits.

On January 1, 2003, participants in the Thrift Plan for Retail Employees of Conoco Inc. became eligible to participate in the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant's vested account.

VESTING

Participants were fully vested in their account balances.

LOANS TO PARTICIPANTS

Active employee participants can request a loan from their account in the Plan. In 2003, a loan from the Plan was limited to the lesser of 50 percent of the participant's account balance or $50,000, both adjusted for outstanding loan balances. All interest payments made under the terms of the loan are credited to the participant's account and are not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. Participant loans are collateralized by the participants' vested account balances. Effective January 1, 2003, the maturity on these loans can not exceed 58 months. Also, participants who transferred from the Conoco Retail Thrift Plan with more than one loan are permitted to continue their loans until paid off.

SHARE ACCOUNTING METHOD FOR COMPANY STOCK

Any shares purchased or sold on any business day are valued at the Participant Transaction Price, which is calculated using the weighted-average price of the ConocoPhillips stock traded on that business day and any carryover impact from the previous trading day.

DISTRIBUTIONS

Benefits under the Plan are payable upon reaching age 59 1/2 or termination, or in the event of total disability or hardship. Effective January 1, 2003, distributions from the Plan are available in lump sums or installment payments. Any whole shares of stock in a participant's stock fund account can be distributed in the form of shares of stock at the participant's discretion. All other amounts, including fractional shares of stock, are distributed to the participant in cash.

Effective as of January 1, 2003, the age at which distributions are deferred to was changed to February 1st of the year following the year the participant reaches 70 1/2. For a surviving spouse, it was changed to the later of December 31st of the year the participant would have reached 70 1/2 or December 31st of the year following the year the participant died.

Installment distribution options offered under the Conoco Retail Thrift Plan and exercised by a participant were grandfathered into the Plan.

ADMINISTRATION FEES

The Plan pays all reasonable expenses necessary for the operation of the Plan, unless such expenses are paid by the Sponsor. Fees paid by the Sponsor are not reflected in the Plan's financial statements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from the estimates and assumptions used.

NOTE 3--INVESTMENTS

Prior to 2003, participants could designate, in 5 percent increments, the portion of their contributions to be placed in various funds. The percentage was changed to 1 percent effective January 1, 2003. Loan repayments are allocated to these funds based on the participant's current contribution designation.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

VALUATION

Common stock and mutual fund securities are valued at fair value, based on their quoted market prices. The Stable Value Fund managed under the ConocoPhillips Company Defined Contribution Plans Master Trust. The assets in this fund include investment contracts and money market instruments. The guaranteed investment contracts are valued at contract value and the money market instruments are valued at amortized cost, both of which approximate fair value. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

APPRECIATION

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
Mutual Funds                                                          $    2,682
                                                                      ----------
                                                                      $    2,682
                                                                      ==========


NOTE 4--TAX STATUS

The Internal Revenue Service (IRS) determined on March 23, 2004, that the Plan, as amended and restated as of October 3, 2003, was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a).

Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan.

NOTE 5--PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

NOTE 6--PARTY-IN-INTEREST TRANSACTIONS

In 2003, certain investments of the Plan were in shares of mutual funds managed by Vanguard. Because Vanguard was the Plan's trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in ConocoPhillips common stock. These transactions also qualify as party-in-interest transactions. Additional Plan assets are invested in DuPont Stock. Transactions involving DuPont Stock also qualify as party-in-interest transactions as certain contracts in the Stable Value Fund were managed by DuPont Capital Management during 2003. All of these types of transactions were exempt from the prohibited transaction rules.

NOTE 7--MASTER TRUSTS

Three investment options of the Plan are held in Master Trusts and administered under Master Trust agreements entered into on January 1, 2003. These investment options include the Stable Value Fund, Conoco Phillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan.

Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 0.1% as of December 31, 2003.

The Stable Value Fund consisted of "guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic contracts
(SYNs), common collective trusts (CCTs)," and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.23% to 7.68% as of December 31, 2003. The fund's blended rate of return for 2003 was 5.33%.

The crediting rates for most SAGIC and SYN contracts were reset quarterly and were based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The Master Trust (Stable Value Fund) values as of December 31, 2003 were as follows:


                                                                       THOUSANDS
                                                                      OF DOLLARS
                                                                      ----------
At Contract Value, which approximates fair value:
  GICs                                                                $  181,510
  SAGICs                                                                 183,861
  SYNs                                                                 1,502,584
  CCTs                                                                    65,056
At Fair Value:
  Short-term investments and cash                                         15,951
                                                                      ----------
                                                                      $1,948,962
                                                                      ==========


The contract values of synthetic guaranteed investment contracts were net of ($46,176) at December 31, 2003 related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

                                                                       MILLIONS
                                                                      OF DOLLARS
                                                                      ----------
Stable Value Fund
Years Ended December 31, 2003
  Contributions                                                             17
  Net Appreciation                                                          23
  Net Realized Gain                                                          1
  Asset Transfers In                                                     2,015
  Distributions                                                            (42)
  Participant Loans                                                         (1)
  Asset Transfer Out                                                       (63)
                                                                         -----
Net Change Beginning of Year                                             1,950
                                                                         -----
End of Year                                                              1,950
                                                                         =====

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of ConocoPhillips stock held in a Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan and the Retirement Savings Plan of ConocoPhillips Company. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 0.16% as of December 31, 2003.


                                                                       Millions
                                                                      of Dollars
                                                                      ----------
Conoco Phillips Stock Fund
Year Ended December 31, 2003

  Contributions                                                             138
  Investment Income                                                           5
  Net Appreciation                                                          265
  Net Realized Gain                                                          65
  Asset Transfers In                                                      1,185
  Distributions                                                            (106)
  Participant Loans                                                         (20)
  Asset Transfers Out                                                      (173)
--------------------------------------------------------------------------------
Net Change                                                                1,359
Beginning of Year                                                             -
--------------------------------------------------------------------------------
End of Year                                                              $1,359
================================================================================

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a Master Trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Savings Plan. Each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 0.1% as of December 31, 2003.

                                                                       Millions
                                                                      of Dollars
                                                                      ----------
DuPont Stock Fund
Year Ended December 31, 2003

  Investment Income                                                          2
  Net Appreciation                                                          28
  Net Realized Gain                                                          1
  Asset Transfers In                                                       247
  Distributions                                                             (4)
  Asset Transfers Out                                                      (15)
--------------------------------------------------------------------------------
Net Change                                                                 259
Beginning of Year                                                            -
--------------------------------------------------------------------------------
End of Year                                                               $259
================================================================================

SCHEDULE OF ASSETS (HELD AT END OF YEAR)                          CONOCOPHILLIPS
SCHEDULE H, LINE 4i                                           STORE SAVINGS PLAN


At December 31, 2003

(a)(b) Identity of   (c) Description of investment      Thousands of Dollars
issue, borrower,     including maturity date,       ----------------------------
lessor, or similar   rate of interest, collateral,  (d) Historical   (e) Current
party                par or maturity value                    Cost         Value
------------------   -----------------------------  --------------   -----------
Vanguard*            6,623 units, Vanguard
                       500 Index Fund                           **   $       680

                     275,755 units, Vanguard
                       Balanced Index Fund                      **         5,038

                     27,524 units, Vanguard
                       Extend Market Index Fund                 **           734

                     6,056 units, Vanguard
                       Growth Index Fund                        **           151

                     14,718,150 units, Vanguard
                       Prime Money Market Fund                  **        14,718

                     30,624 units, Vanguard
                       Total Bond Market Index Fund             **           316

                     272,277 units, Vanguard
                       Total International
                       Stock Index Fund                         **         2,897

                     301,866 units, Vanguard
                       Value Index Fund                         **         5,720

Participants*        Loans to Plan participants                 --         1,699
                                                                     -----------
                                                                     $    31,953
                                                                     ===========

----------

 *Party-in-interest

**Historical cost information is not required for participant-directed investments.

EXHIBIT INDEX                                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN


EXHIBIT
NUMBER                    DESCRIPTION
-------                   -----------
23       Consent of Independent Registered Public Accounting Firm